April 21, 2005

Mr. Jim Allegretto
Sr. Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Form 10-K for the year ended September 30, 2004
Filed December 14, 2004
File No. 0-29604

Dear Mr. Allegretto:

           In connection with the comments regarding the Form 10-K for the fiscal year ended September 30, 2004 in your letter dated April 8, 2005, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced each of the comments set forth in your letter and have provided our response in boldface type.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Item 6. EnergySouth, Inc. — Selected Financial Data, page 14

1. We note that the amounts of revenue segregated by class of customer do not agree to the revenue analysis segregated by segments in your MD&A. It appears that the transportation revenues disclosed in the selected financial data is reflected in distribution and storage. Please explain why transportation would be part of distribution and storage. Please consider a footnote to the revenue data segregated by class of customer which reconciles such disclosure to the revenue analysis provided in your MD&A.

Response:

The distribution segment of EnergySouth, Inc. (the “Company”) is actively engaged in the distribution and transportation of natural gas to residential, commercial and industrial customers in southwest Alabama through Mobile Gas Service Corporation (“Mobile Gas”) and Southern Gas Transmission Company (“SGT”). Certain large commercial and industrial customers contract directly with natural gas suppliers for their natural gas needs. As a result, Mobile Gas and SGT provide transportation services through their distribution systems for these customers. These transportation services are regulated by the Alabama Public Service Commission (“APSC”) through transportation tariff rates and individual contract(s) where appropriate.

The storage segment provides for the underground storage of natural gas and transportation services through the operations of Bay Gas Storage Company, Ltd. (“Bay Gas”). Bay Gas’ facilities include approximately 50 miles of pipeline facilities connecting the underground storage caverns with Mobile Gas’ distribution system and other interstate pipeline systems. These pipeline facilities are necessary to deliver natural gas to and from the storage facilities. Large natural gas using facilities have also located along Bay Gas’ pipelines. Bay Gas also provides interstate transportation-only services over these pipelines which are approved and regulated by the Federal Energy Regulatory Commission.

The operating results of Mobile Gas and SGT (distribution) and Bay Gas (storage) are regularly reviewed and evaluated by management in making decisions about resources to be allocated to each of these segments and the performance of the segment assets.

The following table reconciles the natural gas revenue data segregated by class of customer as presented in “Item 6. — Selected Financial Data” to the natural gas revenue for the distribution and storage segments as disclosed in Note 10 to the consolidated financial statements and the analysis provided in MD&A. We will reconcile the natural gas revenue data, segregated by class of customer, to the revenue by segment in future filings.

Gas Revenue (in thousands):	Natural Gas	Natural Gas	Intercompany	Natural Gas
September 30, 2004	Distribution	Storage	Eliminations	Total
Sales:
Residential	64,283			64,283
Commercial and Industrial — Small	17,100			17,100
Commercial and Industrial — Large	8,696			8,696
Transportation	7,026	2,773		9,799
Storage		14,994	(4,189)	10,805
Other	805			805

Gas Revenue per Business Segment (Note 10)	97,910	17,767
Intercompany eliminations	—	(4,189)

Total Gas Revenue —
Item 6. — Selected Financial Data	97,910	13,578		111,488

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 27.

2. We note that you have entered into certain derivative transactions including forward purchases to lock in prices for a majority of your expected gas sales during the upcoming winter heating season. Please provide the quantitative and qualitative disclosures about market risk due to changes in commodity prices. Such analysis should include the potential loss in future earnings, fair values or cash flows of your market risk sensitive instruments. Refer to Item 305 of Regulation S-K.

Response:

Mobile Gas is exposed to market risks associated with commodity prices of natural gas. Mobile Gas ameliorates the price risk associated with purchases of natural gas by using a combination of natural gas storage services, fixed price contracts and spot market purchases. As part of Mobile Gas’ gas supply strategy, it has adopted a policy under which management is authorized to commit to future gas purchases at fixed prices up to a specified percentage of the normalized degree-day usage for any corresponding month as outlined within the policy. All commitments for future gas purchases at fixed prices meet the requirements of paragraph 10.b, Normal purchases and Normal sales, of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 149. Thus, the commitments for future purchases of natural gas at fixed prices are deemed to be purchases in the normal course of business and are not subject to derivative accounting treatment.

At September 30, 2004, Mobile Gas had not entered into derivative instruments for the purpose of hedging the price of natural gas. If Mobile Gas had entered into such derivative instruments, any cost incurred or benefit received from the derivative or other hedging arrangements would be recoverable or refunded through the purchased gas adjustment mechanism. As discussed in “Results of Operations” under “Natural Gas Distribution” within MD&A, the APSC currently allows for full recovery of all costs associated with natural gas purchases; therefore, costs associated with the forward purchases of natural gas will be passed through to customers when realized and will not affect future earnings or cash flows.

We will enhance the quantitative and qualitative disclosure about market risk in future filings to include the information discussed above.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

3. We note that a certain amount of gas is injected into your storage caverns and remains in the cavern to provide sufficient pressure to maintain cavern integrity. Please tell us where this “base gas” is classified on your consolidated balance sheets and your basis for classification. If such gas is stated at other than cost, please explain your valuation rationale.

Response:

In accordance with the Uniform System of Accounts prescribed for natural gas companies subject to the provisions of the Natural Gas Act, recoverable gas volumes that are necessary to maintain pressure and deliverability requirements for each storage facility are accounted for at cost and are included in Storage Plant, as disclosed in the table at Note 3, and within total Property, Plant and Equipment on the consolidated balance sheet. We will disclose the accounting for base gas in the footnotes to the consolidated financial statements in future filings.

4. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose in future filings the nature and amounts of each of these assets and the remaining recovery period associated with each of them. Refer to the requirements of paragraph 20 of SFAS 71.

Response:

As described in Note 2 to the consolidated financial statements at September 30, 2004, Mobile Gas’ rates are established under the RSE rate-setting process and are based on average equity for the period. Mobile Gas’ rates are not adjusted to exclude a return on its investment in regulatory assets during the recovery period.

Note 3. Property, Plant, and Equipment, page F-15

5. We note that you have $9.3 million of acquisition adjustments as of September 30, 2004 and $9.2 million as of September 30, 2003. Please tell us whether such acquisition adjustments are recoverable through rates. If the acquisition adjustments are not recoverable in rates, please explain to us your methodology in determining fair value of the acquired assets at the time of acquisition. In this regard, provide relevant details of the acquisition including the date. Finally, explain to us how you evaluate impairment on the acquisition adjustments.

Response:

Mobile Gas’ rates are established under the RSE rate-setting process and are based on average equity for the period. Mobile Gas’ rates are not adjusted to exclude a return on acquisition adjustments. Acquisition adjustments are amortized to cost of service over the estimated lives of the assets acquired and are recovered through rates approved by the APSC. Since the costs are recoverable through rates, there is no impairment of the acquisition adjustments.

Note 5. Income Taxes, page F-16

6. We note that you have a net deferred tax liability of $20.9 million as of December 31, 2004 and it appears that you have not capitalized any deferred tax expense as a regulatory asset. In this regard, please tell us how you account for your deferred income taxes. In doing so, please explain if you apply flow through or normalization tax accounting for each major temporary difference.

Response:

As described in Note 1, the Company records deferred tax liabilities and assets as measured by enacted tax rates for all temporary differences caused when the tax basis of an asset or liability differs from that reported in the financial statements. Normalization tax accounting is used for ratemaking purposes for each major temporary difference.

The tax effect of differences in book and tax depreciation related to pre-1981 property additions was recognized in income for accounting and ratemaking purposes prior to 1981. With the adoption in fiscal 1994 of SFAS No. 109, “Accounting for Income Taxes,” the Company recorded deferred taxes related to this temporary difference and a corresponding regulatory asset expected to be collected in customer rates when such taxes become payable in accordance with the current ratemaking practices followed by the APSC. Such future collections included in regulatory assets are $10,000 and $95,000 at September 30, 2004 and 2003, respectively. Since these amounts are immaterial, they are included in the table under the “Regulatory Assets and Liabilities” section of Note 1 as part of the “Other” caption under “Assets.”

Note 6. Capital Stock, page F-17

7. Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Response:

Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

As of September 30, 2004 and 2003, all stock option awards were included in the computation of diluted earnings per share as the average market prices during these periods were greater than the option exercise prices.

As of September 30, 2002, stock option awards to purchase approximately 8,000 shares were not included in the computation of diluted earnings per share because inclusion of these shares would have been antidilutive as the option exercise prices were greater than the shares average market prices during this period.

There are no securities, other than stock option awards discussed above, that could potentially dilute earnings per share.

In all future quarterly and annual filings, we will disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 7. Retirement Plans and Other Benefits, page F-19

8. Please include your accumulated benefit obligations for all periods presented.

Response:

The accumulated benefits obligation at September 30, 2003 is $23,503,000. We will disclose the accumulated benefit obligation for all periods presented in future filings.

9. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

Response:

The market related value of plan assets is equal to the market value of assets adjusted to reflect a five-year straight-line phase-in of the net investment gains and losses, both realized and unrealized. We will provide the additional disclosure in future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

General

10. Please revise your future interim filings to address the comment listed above, as applicable.

Response:

All future filings will be revised to address the above mentioned comments as they apply to interim disclosures.

In responding to your comments noted above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and trust that you will find the foregoing responsive to them. Should you have any questions or comments regarding our responses, please do not hesitate to contact me at 251-450-4641.

Very truly yours,

Charles P. Huffman
Senior Vice President and
Chief Financial Officer